Exhibit 99.1

Q1 2017 I N T E R I M R E P O R T
Brookfield Renewable
Partners L.P.

our operations

We manage our facilities through operating platforms in North America, Colombia, Brazil, and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and operate 218 hydroelectric generating stations, 35 wind facilities, four biomass facilities and three natural gas-fired (“Co-gen”) plants. Overall, the assets we own or manage have 10,621 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of 41,355 gigawatt hours (“GWh”). We also have a development pipeline of over 6,000 MW. The table below outlines our portfolio as at March 31, 2017:

	River		Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric(3)
North America(4)
United States	31	137	3,486	12,598	3,618
Canada	19	33	1,361	5,177	1,261
	50	170	4,847	17,775	4,879
Colombia(5)	6	6	2,732	14,476	3,703
Brazil(6)	26	42	899	4,647	-
	82	218	8,478	36,898	8,582
Wind(3)(7)
United States	-	7	434	1,113	-
Canada	-	3	406	1,197	-
	-	10	840	2,310	-
Europe	-	20	463	1,174	-
Brazil	-	5	150	588	-
	-	35	1,453	4,072	-
Other(8)	-	7	690	385	-
	82	260	10,621	41,355	8,582

(1)            Includes 100% of capacity and generation from assets we manage.

(2)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            For information on changes to our reporting segments see “PART 8 – Presentation to Stakeholders and Performance Measurement”.

(4)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(5)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities. See “PART 8 - Presentation to Stakeholders and Performance Measurement”.

(6)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. See “PART 8 - Presentation to Stakeholders and Performance Measurement”.

(7)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(8)            Includes one Co-gen plant in Colombia (300 MW), two Co-gen plants in North America (215 MW) and four biomass facilities in Brazil (175 MW).

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2017 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(3)
United States	3,552	3,619	2,349	3,078	12,598
Canada	1,228	1,508	1,223	1,218	5,177
	4,780	5,127	3,572	4,296	17,775
Colombia(4)	3,508	3,509	3,571	3,888	14,476
Brazil(5)	1,147	1,159	1,170	1,171	4,647
	9,435	9,795	8,313	9,355	36,898
Wind(6)
North America
United States	251	372	271	219	1,113
Canada	324	292	238	343	1,197
	575	664	509	562	2,310
Europe	352	252	226	344	1,174
Brazil	81	101	209	197	588
	1,008	1,017	944	1,103	4,072
Other(7)	29	123	149	84	385
Total	10,472	10,935	9,406	10,542	41,355
Long-term average on a proportionate basis	5,970	6,399	5,205	5,845	23,419

(1)            Includes 100% of generation from assets we manage.

(2)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(5)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(6)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(7)            Includes Co-gen and biomass.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “PART 9 - Cautionary Statements”. We make use of non-IFRS measures in this Interim Report - see “PART 9 - Cautionary Statements”. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to UNITHOLDERS

The business delivered a strong first quarter with generation in line with the long-term average, an ongoing focus on operations, and recent acquisitions all contributing to our financial results. We continued to advance our development pipeline and are well placed to meet our 2017 growth objectives, both in terms of capital deployment and delivering cash flow growth on a per-share basis.

Over the last five years, we have added approximately 6,200 megawatts of capacity to the business (2,000 megawatts on a proportionate basis), deploying $2.5 billion of BEP equity through a combination of strategic acquisitions and project development. By maintaining our financial and underwriting discipline, we have been able to invest capital at premium returns and deliver per-share cash flow growth consistent with our longer-term targets.

Based on our current operating plans, we anticipate that by the end of 2017 we will have delivered compounded FFO per-share growth of 9% since 2012. This cash flow growth, derived primarily from our portfolio of perpetual assets, underpins our growing distributions and gives us confidence that coupled with our current dividend, we can achieve our long-term total return objective of 12-15% per share.

Financial Results and Operations

Adjusted EBITDA and Funds From Operations (FFO) were $453 million and $166 million, respectively, for the quarter. Performance was driven by generation which was in line with averages for our fleet. Strong inflows in North America were complemented by improved conditions in Colombia and Brazil. Our wind portfolios in Canada, Europe and Brazil all delivered strong output in the quarter.

In North America, hydroelectric generation was above the long-term average and was supported by strong inflows in Canada and the U.S. northeast. Our operating teams are actively managing our reservoirs to optimize generation and prepare for the spring season which brings increased inflows. We successfully cleared all of our eligible capacity into the recent capacity auction in New England at a price of $5.30/kW-month and continue to sell energy, capacity and related products at a premium to current market prices and in excess of our underwritten values.

Our European operations continue to meet expectations and deliver an attractive mix of new growth, project development and capital recycling opportunities. During the quarter, we completed the implementation of a new wind monitoring system which is enabling us to better manage our assets to capture incremental energy and reduce downtime. We also continue to build on recent contracting successes and are advancing discussions with a number of large multinationals to supply them with clean energy from our wind assets. In early March, we completed the sale of two wind farms in Ireland with a combined 137 megawatts of operating wind capacity. The transaction crystallized a 35% compounded annual return since acquisition for BEP shareholders, and generated net proceeds of approximately $60 million.

In Brazil, we continue to benefit from our high-quality assets and deep, local operating expertise. The country continues to emerge from recession and its economic outlook has brightened with the expectation of a return to growth in 2017. Power prices in the country remained volatile, reaching R$200/MWh in the quarter which allowed us to capture premium pricing through our marketing capabilities.

In Colombia, we completed the final privatization step for our 3,000 megawatt Isagen portfolio and its shares were delisted from the Colombian stock exchange at quarter end. We continue to progress our business plan of improving operating efficiencies and advancing 100 megawatts of development to the next stage.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Investment Environment

Our investment pipeline continues to be strong with opportunities in all of our core markets.

During the quarter, we announced that together with our institutional partners, we reached agreements to acquire 100% of the outstanding shares of Terraform Global and a controlling 51% interest in TerraForm Power. Our share of the total equity investment is approximately $500 million, which we expect to be funded through existing liquidity. This would provide Brookfield Renewable with an ownership interest of approximately 30% in TerraForm Global and 15% in TerraForm Power on a pro-forma basis.

In aggregate, the TerraForm companies own approximately 3,600 megawatt of high-quality, predominantly contracted renewable assets with a majority of their cash flows in the United States. With assets also in Brazil, India and China, the transaction will provide geographical diversification, mark our first meaningful investment into solar and provide a platform for future growth in the sector.

Organic Growth

We continue to deliver organic growth with 15-20% returns on equity by developing and commercializing renewable power projects across our portfolio. In Brazil, we commissioned a 25 megawatt hydro facility during the quarter which, together with construction assets to be completed over the next two years, will contribute approximately $20 million in incremental FFO on an annualized basis. Additional projects in 2019 and 2020 are expected to add another $25-30 million to FFO once completed.

Our development and construction efforts are advancing on scope, schedule and budget. In Europe, we substantially completed a 15 megawatt wind farm and are advancing construction of three wind projects totaling 66 megawatts in Ireland and Scotland. In Brazil, we are advancing the construction of another 47 megawatts of fully contracted hydro. As we build out and commercialize greenfield development assets, we are also replenishing our organic growth pipeline and recently agreed to acquire a 16 megawatt construction-ready wind project, with an option to purchase another project totaling 23 megawatts.

Liquidity

Our liquidity position at quarter-end remained strong at approximately $1.6 billion, and our financial position continues to strengthen with strong operating cash flows, low-cost financing and capital recycling initiatives. We completed a C$250 million offering of preferred units in the quarter and are working on a number of refinancings with the potential to surface an incremental $100 million of net proceeds.

In the present low power price environment, we would expect our distribution payout ratio to remain above our long-run target of 70%. However, as we continue to deliver both organic and acquisition-driven cash flow growth we would expect this to normalize over the medium term. In the meantime, given our robust operating cash flows, investment-grade balance sheet, and strong liquidity position, we continue to have more than adequate resources to fund our growth, capital expenditures and development program, and grow distributions by 5-9% annually.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Outlook

We are very pleased with the progress we have made in the first three months of the year and believe that 2017 has the potential to be another successful year for the business. Our near-term priorities are to progress our active transactions and growth initiatives, maintain high levels of operating availability, and advance our development pipeline on scope, schedule and budget. We remain focused on delivering annualized total returns of 12%-15% over time on a per-share basis, and believe this is achievable in light of the current environment and our business prospects.

Thank you for your continued support and I look forward to updating you on our progress next quarter.

Sincerely,

Sachin Shah

Chief Executive Officer

May 3, 2017

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that generate electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire or develop high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn stable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest pure play renewable platforms.  We own one of the world’s largest publicly traded, pure play renewable power portfolios with approximately $28 billion in assets under management, 10,621 MW of installed capacity and a development pipeline of over 6,000 MW. Annualized long-term average generation on a proportionate basis is 23,419 GWh. Our portfolio includes 218 hydroelectric generating stations on 82 river systems, 35 wind facilities and four biomass facilities, diversified across 15 power markets in North America, Colombia, Brazil and Europe.

The following charts illustrate annualized long-term average generation on a proportionate basis, adjusting for the share from facilities in which we own less than a 100% interest:

Source of Energy	Region

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American and Colombian assets have the ability to store water in reservoirs approximating 27% of their annualized long-term average generation. Our assets in Brazil benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and Colombia as well as benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other renewable power generators, providing significant scarcity value to investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 92% of our 2017 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements have a weighted-average remaining duration of 17 years (on a proportionate basis), providing long-term cash flow visibility.

Strong financial profile. With approximately $28 billion of assets under management, our debt to total capitalization is 38% and approximately 79% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

approximately seven and nine years, respectively. Our available liquidity at March 31, 2017 included approximately $1.6 billion of cash and cash equivalents, available-for-sale securities and the available portions of credit facilities.

Well positioned for cash flow growth. We have strong organic growth prospects with a development pipeline of over 6,000 MW spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the uncontracted portion of our operating portfolio. Our organic growth is complemented by our strong acquisition capabilities. Over the last ten years, we have acquired or commissioned 82 hydroelectric facilities totaling approximately 5,000 MW, 38 wind facilities totaling approximately 1,500 MW, four biomass facilities totaling 175 MW and one 300 MW Co-gen plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Management’s Discussion and Analysis

For the three months ended March 31, 2017

This Management’s Discussion and Analysis for the three months ended March 31, 2017 is provided as of May 3, 2017. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £ and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pound sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and the non-IFRS financial measures we use to explain our financial results, see – “PART 8 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see – “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures.  Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), the SEC’s website (www.sec.gov), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q1 2017 Highlights	7	PART 5 - Proportionate Information
		Generation and financial review by segments	27
PART 2 – Financial Performance Review		Long-term debt and credit facilities	29
Generation and financial review for the three months ended March 31, 2017	9	PART 6 - Selected Quarterly Information
Contract profile	17	Summary of historical quarterly results	30

PART 3 – Liquidity and Capital Resources		PART7 - Critical Estimates, Accounting Policies
Capitalization, available liquidity and long-term borrowings	19	and Internal Controls	31
Consolidated statements of cash flows	21	PART8 - Presentation to Stakeholders and
Shares and units outstanding	22	Performance Measurement	33
Dividends and distributions	23
Contractual obligations	23
Off-statement of financial position arrangements	23	PART 9 - Cautionary Statements	37

PART 4 – Additional Financial Information
Property, plant and equipment	24
Related party transactions	24
Equity	25

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

PART 1 – Q1 2017 HIGHLIGHTS

THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Operational information

Capacity (MW)	10,621	10,367

Total generation (GWh)
Long-term average generation	10,539	9,044
Actual generation	10,484	9,029
Average revenue ($ per MWh)	65	75

Proportionate generation (GWh)
Long-term average generation	5,992	5,469
Actual generation	6,161	5,896
Average revenue ($ per MWh)	68	69

Selected financial information

Revenues	$677	$674
Adjusted EBITDA(1)	453	455
Funds From Operations(1)	166	187
Adjusted Funds From Operations(1)	149	171
Net income	27	79
Funds From Operations per LP Unit(1)(2)	0.55	0.68
Distribution per LP Unit	0.47	0.45

(1)       Non-IFRS measures. See “PART 2 - Financial Performance Review”, “PART 5 - Proportionate Information”, “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       For the three months ended March 31, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 299.2 million (2016: 275.5 million).

	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Liquidity and Capital Resources

Available liquidity	$1,591	$1,191
Debt to capitalization	38%	38%
Borrowings non-recourse to Brookfield Renewable	79%	78%
Corporate borrowings
Average debt term to maturity	7.1 years	7.4 years
Average interest rate	4.5%	4.5%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	9.3 years	9.6 years
Average interest rate	6.2%	6.2%

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Operating Results

Generation for the quarter of 10,484 GWh was in line with the long-term average of 10,539 GWh and ahead of prior year of 9,029 GWh. The incremental contribution from the growth in our portfolio was 1,708 GWh as compared to the long-term average of 1,636 GWh. Proportionate generation was  6,161  GWh versus the prior year of  5,896  GWh.

Funds From Operations was $166 million ($0.55 per LP unit) for the three months ended March 31, 2017 compared with $187 million ($0.68 per LP unit) for the same period in 2016. The growth in our portfolio and the depreciation of the U.S. dollar were offset by relatively lower generation at our facilities in North America. In the prior year, we also benefitted from the $22 million in hedging gains realized from our ongoing foreign currency hedging program.

Net income for the three months ended March 31, 2017 was $27 million ($0.05 per LP unit) versus $79 million ($0.16 per LP unit) for the same period in 2016. The decrease in net income is primarily attributable to the decrease in Funds From Operations and an increase in depreciation expense due to growth in our portfolio.

Growth

Together with our institutional partners, we:

•         Entered into agreements with TerraForm Power, Inc. (“TerraForm Power”) and TerraForm Global, Inc. (“TerraForm Global”) to acquire a 51% interest and 100% of the outstanding shares, respectively. Each of the transactions is subject to several closing conditions. On a combined basis these portfolios comprise approximately 3,600 MW of installed capacity

•         Entered into an agreement to acquire a construction ready 16 MW wind facility in Northern Ireland expected to generate 36 GWh. Brookfield Renewable will retain approximate 40% economic interest in the portfolio

•         Sold a 137 MW wind portfolio in Ireland for a gross cash consideration of €147 million ($155 million). Brookfield Renewable’s return on investment, which represents the 40% interest in the portfolio and net of the cash portion of non-controlling interests, was €16 million ($17 million)

•         Completed the privatization of the Isagen portfolio and the delisting of its shares from the Colombian Stock Exchange

Development

•         During the quarter, achieved full commissioning of a 25 MW hydroelectric facility in Brazil with annualized long-term average generation of 126 GWh

•         Subsequent to quarter-end, we achieved substantial completion of a 15 MW of wind project in Ireland with annualized long-term average generation of 46 GWh

•         During the quarter, we also initiated construction of a 19 MW wind facility in Ireland with annualized long-term average generation of 63 GWh

We continue to advance the construction, on scope, schedule and budget, of two hydroelectric development projects in Brazil and a wind project in Ireland.  Collectively, these projects have an installed capacity of 75 MW with annualized long-term average generation of 390 GWh.

Equity transactions

•         Issued preferred limited partnership units (“Preferred LP Units”) for gross proceeds of C$250 million ($190 million)

•          Increased LP Unitholder distributions to $1.87 per LP Unit on an annualized basis, an increase of nine cents per LP Unit

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

PART 2 – FINANCIAL PERFORMANCE REVIEW

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED MARCH 31, 2017

The following chart reflects the actual and long-term average generation in GWh for the three months ended March 31:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	3,422	3,522	3,552	3,201	(130)	321	(100)
Canada	1,500	1,730	1,228	1,233	272	497	(230)
	4,922	5,252	4,780	4,434	142	818	(330)
Colombia	3,426	1,625	3,508	2,253	(82)	(628)	1,801
Brazil	1,057	1,026	1,139	1,193	(82)	(167)	31
	9,405	7,903	9,427	7,880	(22)	23	1,502
Wind
North America
United States	173	220	251	252	(78)	(32)	(47)
Canada	311	301	324	324	(13)	(23)	10
	484	521	575	576	(91)	(55)	(37)
Europe	432	471	428	451	4	20	(39)
Brazil	139	113	81	81	58	32	26
	1,055	1,105	1,084	1,108	(29)	(3)	(50)
Other	24	21	28	56	(4)	(35)	3
Total	10,484	9,029	10,539	9,044	(55)	(15)	1,455

See – “PART 8 - Presentation to Stakeholders and Performance Measurement” for information on long-term average, our participation in a Brazilian hydroelectric balancing pool and our performance measurement.

The overall hydroelectric portfolio performed in line with long-term average with a strong contribution from North America, particularly at our wholly owned assets in Canada and New York. During the quarter we also experienced near long-term average inflows in Colombia and Brazil. The portfolio generated 9,405 GWh, with the growth in our portfolio contributing 1,697 GWh.

Generation at our wind facilities remained in line with or above long-term average across the portfolio with the exception of North America where lower wind resources led to below long-term average production. Our portfolio generated 1,055 GWh. The growth in our portfolio contributed 11 GWh. Generation, in the same period of the prior year, included 32 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

The following table presents selected financial information for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenues	$677	$674
Other income	8	22
Share of cash earnings from equity-accounted investments	1	2
Direct operating costs	(233)	(243)
Adjusted EBITDA(1)	453	455
Management service costs	(16)	(15)
Interest expense – borrowings	(163)	(127)
Current income taxes	(16)	(7)
Distributions to preferred limited partners	(6)	(3)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(80)	(110)
Preferred equity	(6)	(6)
Funds From Operations(1)	$166	$187

(1)       Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Revenues totaling $677 million represent an increase of $3 million over the prior year.

While generation at our North American hydroelectric portfolio was above long-term average, it was lower than prior year impacting revenues by $32 million. Relatively lower realized merchant power prices impacted revenues by $11 million. Incremental contributions from the growth in our portfolio increased revenues by $18 million.

Improved hydrological conditions at our Colombian portfolio and growth in the portfolio were offset by lower merchant power prices, resulting in a net impact to revenues of $13 million. Generation at our Brazilian hydroelectric portfolio was in line with prior year. In the quarter, we benefitted from relatively higher realized merchant power prices and growth in the portfolio in the amount of $7 million.

Generation at our wind portfolio was slightly below the long-term average due to below average wind speeds in North America. This was offset by the contributions from our co-generation and biomass facilities resulting in a net increase in revenues of $2 million.

At the beginning of March 2017, we sold a 137 MW wind portfolio in Ireland that had contributed $3  million in revenues in the same period of the prior year.

The depreciation of the U.S. dollar, compared to the same period of the prior year, contributed $35 million to revenues but also affected operating and borrowing costs for a net contribution of $8 million to Funds From Operations. Other income decreased primarily due to the $22 million gain realized on the settlement of foreign currency hedging contracts in the prior year.

The total average revenue per MWh, on a proportionate basis, of $68 was largely in line with the same period of the prior year.  On consolidated basis, the average total revenue per MWh decreased by $10 per MWh, primarily attributable to lower merchant power prices realized in our Colombian portfolio.

Direct operating costs totaling $233 million, represent a decrease of $10 million. The decrease was primarily attributable to the reduction in power purchases in Colombia and the successful recovery of excess property taxes paid in the previous years. Included in direct operating costs was the impact of the growth in our portfolio of $37 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Management service costs totaling $16 million, represent an increase of $1 million primarily attributable to the growth in our capitalization value due to the issuance of LP Units and Preferred LP Units in the last twelve months.

Interest expense totaling $163 million represents an increase of $36 million. The increase attributable to the growth in our portfolio was $25 million. The remaining increase is attributable to project level up-financings and the issuance of corporate medium-term notes in 2016.

Current income tax totaling $16 million represents an increase of $9 million, primarily attributable to the acquisition of the Colombian portfolio.

Distributions to preferred limited partners totaling $6 million represent an increase of $3 million, attributable to the Preferred LP units issued in the current year and May 2016.

The cash portion of non-controlling interests totaling $86 million represents a decrease of $30 million primarily attributable to lower Funds from Operations at partially owned assets.

Funds From Operations totaling $166 million represent a decrease of $21 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s chief operating decision maker (“CODM”) manages the business, evaluates financial results, and makes key operating decisions.  See Note 4 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	3,552	1,228	4,780	3,508	1,139	9,427
Generation (GWh) – actual	3,422	1,500	4,922	3,426	1,057	9,405
Revenues	$215	$98	$313	$198	$66	$577
Adjusted EBITDA(1)	149	87	236	102	51	389
Funds From Operations(1)	$78	$70	$148	$10	$33	$191

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
	United States	Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	3,201	1,233	4,434	2,253	1,193	7,880
Generation (GWh) – actual	3,522	1,730	5,252	1,625	1,026	7,903
Revenues	$227	$107	$334	$193	$48	$575
Adjusted EBITDA(1)	162	109	271	92	35	398
Funds From Operations(1)	$87	$94	$181	$10	$21	$212

(1)            Non-IFRS measures. See  “PART 5 – Proportionate Information” and “PART 9 - Cautionary Statements”.

North America

Overall the portfolio produced in line with long-term averages.  Our wholly-owned facilities in New York, Quebec and Ontario experienced above long-term average generation which was partly offset by a shortfall in Tennessee and North Carolina. The impact to our financial results from the low generation in Tennessee and North Carolina is mitigated by the non-controlling interests.  As compared to the same period of the prior year where we had benefitted from generation significantly above the long-term average, inflows returned to more normal levels thereby resulting in a decrease in generation. We actively managed our reservoirs and ended the quarter in line with long-term average, which is an improvement from our levels at year-end, and leaves us well positioned entering the second quarter. The portfolio generated 4,922 GWh which was above the long-term average of 4,780 GWh and a decrease of 330 GWh as compared to the same period of the prior year. Included in total generation is the contribution of 399 GWh from a full quarter’s generation at our 296 MW portfolio in Pennsylvania acquired in the second quarter 2016.

Revenues totaling $313 million represent a decrease of $21 million over the same period of the prior year.

Relatively lower merchant power prices and the reduced contract price at our facility in Louisiana were partly offset by annual inflation escalators in our power purchase agreements resulting in a net impact of $11 million.  Lower generation compared to the same period of the prior year impacted revenues by $32

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

million. Included in total revenues is the contribution of $18 million from a full quarter’s generation at our 296 MW portfolio in Pennsylvania.

The decrease in revenues was partly offset by the contribution of $4 million from our Canadian facilities attributable to the depreciation of the U.S. dollar which also affected operating and borrowing costs for a net contribution to Funds From Operations of $3 million.  In the prior year, included in Other income, we benefitted from $22 million in hedging gains resulting from our ongoing foreign currency hedging program.

During the quarter, at one of our wholly-owned Canadian hydroelectric facilities, we were successful in recovering $8 million of excess property taxes paid in the previous years.

Funds From Operations totaling $148 million represent a decrease of $33 million. The decrease is primarily attributable to lower generation partly offset by the contribution from growth of $4 million.

Colombia

The portfolio benefitted from a return to long-term average generation and an increase from the same period of the prior year where we experienced dry conditions. The portfolio generated 3,426 GWh which was marginally below the long-term average of 3,508 GWh and an increase of 1,801 GWh as compared to the same period of the prior year.  Included in total generation is the contribution of 1,272 GWh from a full quarter’s generation from the portfolio acquired in January 2016.

Revenues totaling $198 million represent an increase of $5 million over the same period of the prior year. Improved hydrological conditions at our Colombian portfolio and growth in the portfolio were offset by lower merchant power prices, resulting in a net impact to revenues of $13 million. The depreciation of the U.S. dollar contributed $18 million in revenues.

Funds From Operations totaling $10 million is consistent with the prior year, as growth in the portfolio and increased generation were offset by lower merchant power prices.

Brazil

Generation was consistent with the same period of the prior year. The portfolio generated 1,057 GWh which was slightly below the long-term average of 1,139 GWh and an increase of 31 GWh as compared to the same period of the prior year. Included in total generation is the contribution from the recently commissioned 25 MW facility of 26 GWh.

Revenues totaling $66 million represent an increase of $18 million over the same period of the prior year primarily attributable to depreciation of the U.S. dollar and higher realized merchant power prices, which contributed $11 million and $5 million, respectively. The depreciation of the U.S. dollar, compared to the same period of the prior year, also affected operating and borrowing costs for a net contribution of $3 million to Funds From Operations. Included in total revenues is the $2 million contribution from the 25 MW facility commissioned this quarter.

Funds From Operations totaling $33 million represent an increase of $12 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

WIND

The following table reflects the results of our operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	251	324	575	428	81	1,084
Generation (GWh) – actual	173	311	484	432	139	1,055
Revenues	$17	$31	$48	$37	$9	$94
Adjusted EBITDA(1)	10	27	37	26	8	71
Funds From Operations(1)	$1	$20	$21	$7	$2	$30
(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	252	324	576	451	81	1,108
Generation (GWh) – actual	220	301	521	471	113	1,105
Revenues	$22	$29	$51	$42	$5	$98
Adjusted EBITDA(1)	14	25	39	29	5	73
Funds From Operations(1)	$1	$18	$19	$8	$1	$28

(1)            Non-IFRS measures. See  “PART 5 – Proportionate Information” and “PART 9 - Cautionary Statements”.

North America

Wind conditions remained below long-term average across our portfolio primarily due to lower wind resources, though the availability of our facilities remained high with minimal outages and curtailments. The decrease in generation over the same period of the prior year, across the United States portfolio was slightly offset by the increase in generation in Canada where our facilities are wholly-owned. The portfolio generated 484 GWh which was below the long-term average of 575 GWh and a decrease of 37 GWh as compared to the same period of the prior year.

Revenues totaling $48 million represent a decrease of $3 million, primarily attributable to lower generation across our portfolio in the United States.

Funds From Operations totaling $21 million represent an increase of $2 million.  The impact from the decrease in revenues from our portfolio in the United States was mitigated by our non-controlling interests.

Europe

Generation was in line with long-term averages across the portfolio. As compared to the same period of the prior year, where we had benefitted from strong wind conditions and above long-term average generation across the portfolio, wind resources returned to more normal levels thereby resulting in a decrease in generation. The portfolio generated 432 GWh, consistent with the long-term average of 428 GWh and a decrease of 39 GWh as compared to the same period of the prior year. Included in total generation is the incremental contribution from a full quarter’s generation of 11 GWh from our facilities commissioned in 2016. Generation, in the same period of the prior year, included 32 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

Revenues totaling $37  million represent a decrease of $5 million primarily attributable to lower generation. Included in total revenues is the incremental contribution of $1 million from the facilities commissioned in

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

2016. The 137 MW wind facility sold during the quarter had contributed $3  million in revenues in the prior year.

Funds From Operations totaling $7  million represent a decrease of $1 million.

Brazil

Generation was above long-term average and in line with the same period of the prior year primarily due to stronger wind conditions.  The portfolio generated 139 GWh, which was above the long-term average of 81 GWh and an increase of 26 GWh as compared to the same period of the prior year.

Revenues totaling $9 million represent an increase of $4 million primarily attributable to increase in generation. The depreciation of the U.S. dollar, compared to the same period of the prior year, contributed $1 million in revenues which also affected operating and borrowing costs for a net $nil contribution to Funds From Operations.

Funds From Operations totaling $2 million represent an increase of $1 million compared to the prior year.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Net income	$27	$79
Management service costs	16	15
Share of non-cash loss from equity-accounted investments	4	1
Unrealized financial instruments loss	20	-
Depreciation	200	179
Other	2	12
Income tax expense
Current	16	7
Deferred	5	35
Interest expense - borrowings	163	127
Adjusted EBITDA(1)	$453	$455

Cash flows from operating activities	$300	$225
Net changes in working capital balances	(49)	45
Changes in due to or from related parties	5	6
Other expenses	1	28
Share of cash-earnings from equity-accounted investments	1	2
Distributions to preferred limited partners	(6)	(3)
Cash portion of non-controlling interests	(86)	(116)
Funds From Operations(1)	166	187
Adjusted sustaining capital expenditures(2)	(17)	(16)
Adjusted Funds From Operations(1)	$149	$171

Net income attributable to LP Units, Redeemable/Exchangeable
partnership units, and GP interest	$16	$43
Basic and diluted earnings per LP Units, Redeemable/
Exchangeable partnership units, and GP interest(3)	$0.05	$0.16
	Average FX rates to USD
C$	1.32	1.37
	€0.94	0.91
R$	3.14	3.91
GBP	0.81	0.70
COP	2,921	3,237

(1)       Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       Based on long-term sustaining capital expenditure plans.

(3)       Weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest outstanding during the period totaled 299.2 million (2016: 275.5 million).

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We have long-term power purchase agreements with a weighted-average remaining duration of 17 years (on a proportionate basis). We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2017	2018	2019	2020	2021
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	7,897	8,705	7,000	7,000	6,586
Canada	3,949	5,177	5,177	3,710	3,217
	11,846	13,882	12,177	10,710	9,803
Colombia	7,539	7,526	4,868	2,210	929
Brazil	2,986	3,718	3,545	3,320	2,413
	22,371	25,126	20,590	16,240	13,145
Wind
North America
United States	759	977	977	977	977
Canada	873	1,197	1,197	1,197	1,197
	1,632	2,174	2,174	2,174	2,174
Europe	776	1,157	1,157	1,021	1,004
Brazil	422	560	560	560	522
	2,830	3,891	3,891	3,755	3,700
Other	509	733	735	734	605
	25,710	29,750	25,216	20,729	17,450
Uncontracted	4,880	11,701	16,235	21,006	24,285
Total long-term average	30,590	41,451	41,451	41,735	41,735
Long-term average on a proportionate basis(3)	17,212	23,461	23,461	23,573	23,573

Contracted generation - as at March 31, 2017
% of total generation	84%	72%	61%	50%	42%
% of total generation on a proportionate basis	92%	84%	78%	67%	58%

Price per MWh - total generation	$64	$66	$70	$74	$77
Price per MWh - total generation on a
proportionate basis	$68	$69	$71	$74	$76

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. In the years 2018-2019 and 2020-2021 there is 96 GWh and 382 GWh, respectively, contributed from assets under construction that meet the aforementioned conditions.

(2)            Includes generation of 2,821 GWh for 2017 and 1,704 GWh for 2018 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets and our share of assets we manage.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Our North American portfolio has a weighted-average remaining contract duration of 21 years (on a proportionate basis).  Over the next five years, three of our contracts at our hydroelectric facilities are expiring, including one in 2020 with annual long-term average of 1,467 GWh and two in 2021 with aggregate annual generation of 1,161 GWh.

In Brazilian and Colombian portfolios, we have a weighted-average remaining duration of 9 years and 2 years (on a proportionate basis), respectively. We continue to focus on long-term contracting and maintaining a certain percentage of generation as uncontracted so as to mitigate the market risk.

In our European wind portfolio, we now have a weighted-average remaining duration of 9 years (on a proportionate basis) after we remove the long-term contracts associated with the 137 wind portfolio in Ireland sold during the quarter.

The majority of Brookfield Renewable’s long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (45%), industrial users (26%), public power authorities (19%) and distribution companies (10%).

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

PART 3 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes the total capitalization and debt to total capitalization using book values:

	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Credit facilities(1)	$554	$673
Corporate borrowings(2)	1,570	1,556
Subsidiary borrowings(3)	7,895	7,953
Long-term indebtedness	10,019	10,182
Deferred income tax liabilities, net of deferred income tax assets	3,695	3,652
Equity	12,873	12,672
Total capitalization	$26,587	$26,506
Debt to total capitalization	38%	38%

(1)            Unsecured corporate credit facilities guaranteed by Brookfield Renewable.

(2)            Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)            Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

Available liquidity

The following table summarizes the available liquidity:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Consolidated cash and cash equivalents	$336	$223
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(195)	(135)
Brookfield Renewable's share of cash and cash equivalents	141	88
Available-for-sale securities	151	136
Credit facilities
Authorized credit facilities	2,090	1,890
Draws on credit facilities	(554)	(673)
Issued letters of credit	(237)	(250)
Available portion of credit facilities	1,299	967
Available liquidity	$1,591	$1,191

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities and proceeds from the issuance of securities through public markets.

Credit facilities and subsidiary borrowings

We increased the committed unsecured revolving credit facility provided by Brookfield from $200 million to $400 million.  The facility’s expiration date of December 31, 2017 and interest rate of LIBOR plus 2% remain the same.

We secured a $60 million bank loan for our 417 MW hydroelectricity facility in Pennsylvania.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

The following table summarizes our undiscounted principal repayments as at March 31, 2017:

(MILLIONS)	Balance of 2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	-	150	-	353	539	1,088	$2,130
Subsidiary borrowings	975	298	558	1,024	944	4,160	7,959
	975	448	558	1,377	1,483	5,248	10,089
Unamortized financing fees, net of
unamortized premiums							(70)
							10,019
Equity-accounted investments	1	6	5	6	6	410	434
							$10,453

Subsidiary borrowings maturing in 2017 are expected to be refinanced or repaid at or in advance of maturity. We expect to source, consistent with our financing strategy, long-term, fixed rate, interest only debt that would increase the average term and reduce the average interest rate of our project debt portfolio. Operating assets within our New England and New York hydroelectric portfolios comprise $715 million of the $975 million balance of 2017 repayments, respectively, with the remainder being normal course amortization.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2021 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Mar 31	Dec 31	Mar 31	Dec 31
	2017	2016	2017	2016
Corporate borrowings	7.1	7.4	4.5	4.5
Credit facilities	4.3	4.5	2.0	1.9
Subsidiary borrowings	8.7	9.0	6.4	6.4

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the unaudited interim consolidated statements of cash flows for the three months ended March 31:

(MILLIONS)	2017	2016
Cash flow provided by (used in):
Operating activities	$300	$225
Financing activities	(178)	2,425
Investing activities	(14)	(2,472)
Foreign exchange gain on cash	5	19
Increase in cash and cash equivalents	$113	$197

Cash and cash equivalents as at March 31, 2017 totaled $336 million, representing an increase of $113 million since December 31, 2016.

Operating Activities

Cash flows provided by operating activities totaling $300 million for the three months ended March 31, 2017 represent a year-over-year increase of $75 million, primarily attributable to change in working capital balances.

Financing Activities

Cash flows used in financing activities totaled $178 million for the three months ended March 31, 2017. Long-term debt – borrowings totaling $147 million were related to draws on our credit facilities and subsidiary financing initiatives. Long-term debt – repayments totaling $255 million were related to the repayment of our credit facilities and subsidiary financing initiatives.  The issuance of Preferred LP units provided net proceeds of $187 million. See “PART 4 - Additional Financial Information”.

For the three months ended March 31, 2017, distributions paid to unitholders of Brookfield Renewable or BRELP were $144 million (2016: $126 million). We increased our distributions to $1.87 per LP Unit, an increase of 9 cents per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $110 million (2016: $22 million). See “PART 3 – Liquidity and Capital Resources” for further details.

Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2017 totaled $14 million. Our investments in the development of power generating assets and sustainable capital expenditures were $49 million and $18 million, respectively. Our investment in available-for-sale securities amounted to $12 million. Proceeds from the sale of the 137 MW wind facilities in Ireland, net of cash in the entity disposed, were $150 million.  The change in restricted cash was $85 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Mar 31, 2017	Dec 31, 2016
Class A Preference Shares
Balance, beginning of year	31,035,967	33,921,463
Preference Shares exchanged for Preferred LP Units	-	(2,885,496)
Balance, end of period/year	31,035,967	31,035,967
Class A Preferred LP Units
Balance, beginning of year	17,885,496	7,000,000
Issuance of Preferred LP Units	10,000,000	8,000,000
Preference Shares exchanged for Preferred LP Units	-	2,885,496
Balance, end of period/year	27,885,496	17,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	166,839,324	143,188,170
Issuance of LP Units	-	23,352,208
Distribution reinvestment plan	98,197	298,946
Balance, end of period/year	166,937,521	166,839,324

Total LP Units on a fully-exchanged basis(1)	296,596,144	296,497,947

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid for the three months ended March 31 are as follows:

	Declared		Paid
(MILLIONS)	2017	2016	2017	2016
Class A Preference Shares	$6	$6	$6	$6
Class A Preferred LP Units	$6	$3	$5	$1
Participating non-controlling
interests - in operating subsidiaries	$99	$15	$99	$15

GP interest and Incentive distributions	$9	$7	$8	$6
Redeemable/Exchangeable partnership units	$62	$59	$61	$58
LP Units	$79	$65	$75	$62

Contractual obligations

Please see Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•          Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects

•          Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit

•         Guarantees  – Nature of all the indemnification undertakings

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable has no off-statement of financial position financing arrangements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

PART 4 - ADDITIONAL FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Current assets	$1,030	$907
Property, plant and equipment, at fair value	25,152	25,257
Goodwill	934	896
Total assets	27,828	27,737

Long-term debt and credit facilities	10,019	10,182
Deferred income tax liabilities	3,845	3,802
Total liabilities	14,955	15,065
Total equity	12,873	12,672
Total liabilities and equity	27,828	27,737

property, plant and equipment

Property, plant and equipment, at fair value totaled $25.2 billion as at March 31, 2017 as compared to $25.3 billion as at December 31, 2016. During the three months ended March 31, 2017, the development and construction of power generating assets totaled $67 million. The 137 MW wind portfolio disposed of in this quarter had a fair value of $338 million. The depreciation of the U.S. dollar increased property, plant and equipment, at fair value by $370 million and was largely attributable to assets in Colombia, Brazil and Canada. We also recognized depreciation expense of $200 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

See Note 11 – Property, plant and equipment, at fair value in our December 31, 2016 audited consolidated financial statements for information on the fair value revaluation assumptions used and sensitivity analysis.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 26 - Related Party Transactions in our December 31, 2016 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which they provide Brookfield Renewable with access to short-term financing through the use of the funds’ credit facilities.

During the quarter, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million. Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the quarter. The deposit was returned to Brookfield Asset Management prior to the end of the current quarter. The interest expense on the draws from the credit facility and the deposit for the three months ended March 31, 2017 totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.  At the end of the quarter $8 million has been accrued relating to the recent commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions on the unaudited interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2017	2016
Revenues
Power purchase and revenue agreements	$150	$182
Wind levelization agreement	1	2
	$151	$184
Direct operating costs
Energy purchases	$(3)	$(1)
Energy marketing fee	(6)	(5)
Insurance services	(8)	(7)
	$(17)	$(13)
Management service costs	$(16)	$(15)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $8 million were accrued during the three months ended March 31, 2017 (2016: $6 million).

Preferred limited partners’ equity

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter,

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred LP Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 180,784,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 61% of Brookfield Renewable on a fully-exchanged basis.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

PART 5 - PROPORTIONATE INFORMATION

GENERATION AND FINANCIAL REVIEW BY SEGMENTS

The following table reflects the actual and long-term average generation for the three months ended March 31 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	2,325	2,429	2,299	2,198	26	231	(104)
Canada	1,487	1,711	1,214	1,217	273	494	(224)
	3,812	4,140	3,513	3,415	299	725	(328)
Colombia	826	255	846	354	(20)	(99)	571
Brazil	871	845	950	981	(79)	(136)	26
	5,509	5,240	5,309	4,750	200	490	269
Wind
North America
United States	87	102	128	128	(41)	(26)	(15)
Canada	311	301	324	324	(13)	(23)	10
	398	403	452	452	(54)	(49)	(5)
Europe	172	186	169	178	3	8	(14)
Brazil	58	47	33	34	25	13	11
	628	636	654	664	(26)	(28)	(8)
Other	24	20	29	55	(5)	(35)	4
Total	6,161	5,896	5,992	5,469	169	427	265

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net income and cash flows from operating activities for the three months ended March 31:

	Brookfield Renewable's Share
	Hydroelectric			Wind			Other	Corporate	Total	Non-	2017		2016
	North			North						controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil				interests
Revenues	255	47	51	39	15	4	5	-	416	261	677		674
Other income	-	1	3	-	-	-	-	-	4	4	8		22
Share of cash earnings from									-
equity-accounted investments	-	-	1	-	-	-	-	-	1	-	1		2
Direct operating costs	(61)	(24)	(13)	(8)	(4)	(1)	(5)	(6)	(122)	(111)	(233)		(243)
Adjusted EBITDA(1)	194	24	42	31	11	3	-	(6)	299	154	453	-	455
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	(16)		(15)
Interest expense - borrowings	(45)	(12)	(6)	(10)	(4)	(1)	-	(21)	(99)	(64)	(163)		(127)
Current income taxes	(1)	(2)	(3)	-	-	-	-	-	(6)	(10)	(16)		(7)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(6)	(6)	-	(6)		(3)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(80)	(80)		(110)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	(6)		(6)
Funds From Operations(1)	148	10	33	21	7	2	-	(55)	166	-	166		187
Adjusted sustaining capital expenditures(2)											(17)		(16)
Adjusted Funds From Operations(1)											149		171
Adjusted sustaining capital expenditures(2)											17		16
Cash portion of non-controlling interests											86		116
Distributions to preferred limited partners											6		3
Depreciation and amortization											(200)		(179)
Unrealized financial instrument loss											(20)		-
Share of non-cash earnings from equity-
accounted investments											(4)		(1)
Deferred income tax expense											(5)		(35)
Other											(2)		(12)
Net income											27		79
Adjustments for non-cash items											229		197
Changes in due to or from related parties											(5)		(6)
Net change in working capital balances											49		(45)
Cash flows from operating activities											300		225

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)         Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Mar 31, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	7.1	$1,576	4.5	7.4	$1,562
Credit facilities	2.0	4.3	554	1.9	4.5	673
Subsidiary borrowings
North America	5.6	9.4	3,676	5.6	9.6	3,670
Colombia	9.0	6.6	486	9.8	6.9	468
Europe	4.0	10.9	184	3.7	11.1	253
Brazil	10.0	11.7	269	10.1	11.7	263
	6.2	9.3	4,615	6.2	9.6	4,654
Total debt			$6,745			$6,889
Unamortized financing fees, net of
unamortized premiums(1)			(39)			(45)
Brookfield Renewable's share			6,706			6,844
Non-controlling interests			3,313			3,338
As per IFRS Statements			$10,019			$10,182

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

The following table summarizes our undiscounted principal repayments on a proportionate basis as at March 31, 2017:

(MILLIONS)	Balance of 2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	$-	150	-	353	539	1,088	$2,130
Subsidiary borrowings	705	160	227	514	303	2,706	4,615
	705	310	227	867	842	3,794	6,745
Unamortized financing fees, net of
unamortized premiums							(39)
							6,706
Equity-accounted investments	1	3	3	3	3	221	234
							$6,940

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2017	2016				2015
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) - LTA	10,539	10,608	9,345	10,951	9,044	6,369	5,459	7,199
Total Generation (GWh) - actual	10,484	8,728	7,522	8,792	9,029	6,117	4,992	6,400
Proportionate Generation (GWh) - LTA	5,992	5,887	5,206	6,336	5,469	4,759	4,104	5,479
Proportionate Generation (GWh) - actual	6,161	4,734	4,395	5,197	5,896	4,553	3,715	4,834
Revenues	$677	$571	$580	$627	$674	$392	$337	$458
Adjusted EBITDA(1)	453	323	332	377	455	258	242	339
Funds From Operations(1)	166	54	73	105	187	88	80	146
Net income (loss)	27	(1)	(19)	(19)	79	(10)	27	35
Funds From Operations per LP Unit	0.55	0.18	0.24	0.37	0.68	0.32	0.28	0.53
Distribution per LP Unit	0.468	0.445	0.445	0.445	0.445	0.415	0.415	0.415

(1)            Non-IFRS measures. See “PART 5 – Proportionate Information”, “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our December 31, 2016 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The adoption of IFRS 9 is a significant initiative for Brookfield Renewable. To date, Management is in the process of formalizing the transition plan and has begun to catalogue and review

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

the existing hedging strategies and transactions which do not currently qualify for hedge accounting to ensure compliance with IFRS 9 and identify new opportunities. Management has also initiated a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve assessing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements.  Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.

(ii)      Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures.  IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 15 is a significant initiative for Brookfield Renewable. To date, Management has participated in strategic planning sessions with its parent company and developed a preliminary adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may by impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard. Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management continues to

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 61% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 39% is held by the public.

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the period, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. See “PART 5 – Proportionate Information”. “Other” includes generation from North America Co-gen and Brazil biomass. Reported generation includes 100% of generation for assets we manage.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount,

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with our consortium partners in respect of our Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The voting agreements do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2016 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North America, Colombia, Brazil and Europe), as that is how the CODM review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments. See Note 4 – Segmented information in our December 31, 2016 audited consolidated financial statements.

Our investment in Isagen changed how we present some of our segmented disclosure. Following the acquisition of Isagen, the CODM consider information on Isagen and Brazil on a standalone basis. Accordingly, we have added a “Colombia” segment that includes Isagen and a “Brazil” segment that includes our Brazil operations. The Colombia segment also aggregates the financial results of its hydroelectric and Co-gen facilities.

We have adjusted the geographies of our Hydroelectric and Wind segments. Given that Canada and the United States now make up a smaller proportion of our global portfolio, we combined them into a single North America segment to reflect how the CODM reviews the results of the business, manages operations, and allocates resources.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. Specifically, our definition of Funds From Operations may differ from the definition used by other

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss) and cash flows from operating activities. See “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”.

Proportionate Information

Information on a proportionate basis reflects our share from facilities in which we own less than 100%. Accordingly, it includes wholly-owned assets, and our share of assets we manage. Proportionate information provides a net to Brookfield Renewable perspective that management considers important when performing internal analyses and making strategic and operating decisions. Management also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s LP Unitholders. Moreover, tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to compare companies on the basis of ability to generate cash from operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s understanding of the performance of the business.

Funds From Operations

Funds From Operations is a non-IFRS measure used by investors to compare net earnings from operations without the effects of certain volatile, primarily non-cash items that generally have no current financial impact or items not directly related to the performance of the business and cash flows retained to fund distributions and growth initiatives.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our audited consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. Brookfield Renewable also uses this metric to assess the ratio of cash generated by operations as compared to the amount of distributions paid to LP Unitholders.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per LP Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to compare an entity’s performance and the costs to the underlying assets over long holding periods.

Brookfield Renewable defines Adjusted Funds From Operations as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations nor Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

PART 9 - CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 4 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016
Revenues	16	$677	$674
Other income		8	22
Direct operating costs		(233)	(243)
Management service costs	16	(16)	(15)
Interest expense – borrowings	7	(163)	(127)
Share of (loss) earnings from equity-accounted investments		(3)	1
Unrealized financial instruments loss	3	(20)	-
Depreciation	6	(200)	(179)
Other	2	(2)	(12)
Income tax expense
Current		(16)	(7)
Deferred		(5)	(35)
		(21)	(42)
Net income		$27	$79
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$(1)	$27
General partnership interest in a holding
subsidiary held by Brookfield	8	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	8	7	20
Preferred equity	8	6	6
Preferred limited partners' equity	9	6	3
Limited partners' equity	10	9	23
		$27	$79
Basic and diluted earnings per LP Unit		$0.05	$0.16

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2017	2016
Net income		$27	$79
Other comprehensive income that will not be
reclassified to net income
Actuarial gain (loss) on defined benefit plans		1	(3)
Deferred income taxes on above items		-	7
Total items that will not be reclassified to net income		1	4
Other comprehensive income that may be
reclassified to net income
Gain (loss) arising during the period on financial
instruments designated as cash-flow hedges	3	13	(42)
Unrealized gain on available-for-sale securities	3	3	12
Reclassification adjustments for amounts
recognized in net income	3	1	(12)
Foreign currency translation		251	808
Unrealized loss on foreign currency swaps -
net investment hedge	3	(8)	(80)
Deferred income taxes on above items		(1)	10
Total items that may be reclassified subsequently to net income		259	696
Other comprehensive income		260	700
Comprehensive income		$287	$779
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$142	$403
General partnership interest in a holding
subsidiary held by Brookfield	8	1	3
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	55	155
Preferred equity	8	11	42
Preferred limited partners' equity	9	6	3
Limited partners' equity	10	72	173
		$287	$779

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	11	$336	$223
Restricted cash	12	161	121
Trade receivables and other current assets	13	435	454
Financial instrument assets	3	39	55
Due from related parties		59	54
		1,030	907
Financial instrument assets	3	166	145
Equity-accounted investments		205	206
Property, plant and equipment, at fair value	6	25,152	25,257
Goodwill		934	896
Deferred income tax assets		150	150
Other long-term assets	12	191	176
		$27,828	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$510	$467
Financial instrument liabilities	3	120	156
Due to related parties		87	76
Current portion of long-term debt	7	1,016	1,034
		1,733	1,733
Financial instrument liabilities	3	68	72
Long-term debt and credit facilities	7	9,003	9,148
Deferred income tax liabilities		3,845	3,802
Other long-term liabilities		306	310
		14,955	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	8	5,627	5,589
General partnership interest in a holding subsidiary
held by Brookfield	8	55	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	2,666	2,680
Preferred equity	8	581	576
Preferred limited partners' equity	9	511	324
Limited partners' equity	10	3,433	3,448
		12,873	12,672
		$27,828	$27,737

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                          March 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income (loss)	9	-	-	-	-	-	9	6	6	(1)	-	7	27
Other comprehensive income	-	57	-	1	3	2	63	-	5	143	1	48	260
Preferred LP Units issued (Note 9)	-	-	-	-	-	-	-	187	-	-	-	-	187
Capital contributions (Note 8)	-	-	-	-	-	-	-	-	-	38	-	-	38
Return of capital (Note 8)	-	-	-	-	-	-	-	-	-	(36)	-	-	(36)
Distributions or dividends declared	(79)	-	-	-	-	-	(79)	(6)	(6)	(99)	(9)	(62)	(261)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	-	3
Purchase of Isagen shares (Note 8)	-	-	-	-	-	-	-	-	-	(5)	-	-	(5)
Other	4	-	(15)	-	-	-	(11)	-	-	(2)	8	(7)	(12)
Change in period	(63)	57	(15)	1	3	2	(15)	187	5	38	-	(14)	201
Balance, as at March 31, 2017	$(320)	$(347)	$4,109	$(7)	$(28)	$26	$3,433	$511	$581	$5,627	$55	$2,666	$12,873

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	23	-	-	-	-	-	23	3	6	27	-	20	79
Other comprehensive income	-	158	3	(1)	(15)	5	150	-	36	376	3	135	700
Exchange of preferred shares	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Capital contributions	-	-	-	-	-	-	-	-	-	1,403	-	-	1,403
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(65)	-	-	-	-	-	(65)	(3)	(6)	(15)	(7)	(59)	(155)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(5)	-	-	-	-	-	(5)	-	(2)	1	6	(2)	(2)
Change in period	(45)	158	3	(1)	(15)	5	105	49	(15)	3,209	2	94	3,444
Balance, as at March 31, 2016	$(530)	$(512)	$4,022	$(8)	$(45)	$5	$2,932	$177	$595	$5,796	$54	$2,653	$12,207

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2017	2016
Operating activities
Net income		$27	$79
Adjustments for the following non-cash items:
Depreciation	6	200	179
Unrealized financial instrument loss	3	20	-
Share of loss (earnings) from equity accounted investments		3	(1)
Deferred income tax expense	5	5	35
Other non-cash items		1	(16)
Changes in due to or from related parties		(5)	(6)
Net change in working capital balances		49	(45)
		300	225
Financing activities
Long-term debt - borrowings	7	147	1,278
Long-term debt - repayments	7	(255)	(108)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	8	38	1,403
Return of capital to participating non-controlling
interests - in operating subsidiaries	8	(36)	-
Acquisition of Isagen from non-controlling interests	8	(5)	-
Issuance of preferred limited partnership units	9	187	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	8	(99)	(15)
To preferred shareholders		(6)	(6)
To preferred limited partners' unitholders	9	(5)	(1)
To unitholders of Brookfield Renewable or BRELP	8, 10	(144)	(126)
		(178)	2,425
Investing activities
Acquisitions		-	(2,019)
Cash and cash equivalents in acquired entity		-	117
Investment in:
Sustaining capital expenditures	6	(18)	(13)
Development and construction of renewable power
generating assets	6	(49)	(45)
Proceeds from disposal of assets	2	150	-
Investment in securities	3	(12)	(17)
Restricted cash and other		(85)	(495)
		(14)	(2,472)
Foreign exchange gain on cash		5	19
Cash and cash equivalents
Increase		113	197
Balance, beginning of period		223	63
Balance, end of period		$336	$260
Supplemental cash flow information:
Interest paid		$117	$77
Interest received		$8	$9
Income taxes paid		$16	$16

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

brookfield renewable partners l.p.

notes to the INTERIM consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Colombia, Brazil and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A, Series 5, Series 7, Series 9  and Series 11 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I” and “BEP.PR.K” respectively, on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the December 31, 2016 audited consolidated financial statements.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2016 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 3, 2017.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pound sterling and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

(c) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”).

The standard reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting.  While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation.  Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 9 is a significant initiative for Brookfield Renewable.

To date, Management is in the process of formalizing the transition plan and has begun to catalogue and review the existing hedging strategies and transactions which do not currently qualify for hedge accounting to ensure compliance with IFRS 9 and identify new opportunities.  Management has also initiated a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve assessing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements.

Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.

IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures.  IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue.  The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 15 is a significant initiative for Brookfield Renewable.

To date, Management has participated in strategic planning sessions with its parent company and developed a preliminary adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard.

Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016.

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations.  A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

	The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.	Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

2.  DISPOSAL OF assets

In March 2017, along with its institutional partners, Brookfield Renewable sold its interest in two wind facilities in Ireland with a combined capacity of 137 MW to a third party. Gross cash consideration consisted of €147 million ($155 million), inclusive of working capital adjustments. The resulting loss on disposition of €5 million ($5 million), net of €5 million ($5 million) of transaction costs, was recognized in the interim consolidated statements of income within Other. Brookfield Renewable’s interest was approximately 40%.

As a result of the disposition, the post-tax accumulated revaluation surplus of €44 million ($47 million) was reclassified from other comprehensive income directly to equity. Further, other comprehensive loss of €3 million ($3 million) post-tax on interest rate swaps which had been designated as a hedge was reclassified to the interim consolidated statements of income.

Summarized financial information relating to the disposal of the facilities is shown below:

(MILLIONS)
Net proceeds, including working capital adjustments and less transaction costs	$150
Carrying value
Assets	353
Liabilities	(198)
155

Loss on disposal	$(5)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

3.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2016 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2017				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2016
Assets measured at fair value:
Cash and cash equivalents	$336	$-	$-	$336	$223
Restricted cash(1)	299	-	-	299	250
Financial instrument assets(2)
Energy derivative contracts	-	10	-	10	8
Interest rate swaps	-	7	-	7	7
Foreign exchange swaps	-	37	-	37	49
Available-for-sale investments	151	-	-	151	136
Property, plant and equipment	-	-	25,152	25,152	25,257
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	-	(4)	-	(4)	(5)
Interest rate swaps	-	(173)	-	(173)	(178)
Foreign exchange swaps	-	(11)	-	(11)	(45)
Contingent consideration(3)	-	-	(16)	(16)	(16)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(2)	-	(10,729)	-	(10,729)	(10,870)
Total	$786	$(10,863)	$25,136	$15,059	$14,816

(1)       Includes both the current amount and long-term amount included in Other long-term assets.

(2)       Includes both the current and long-term amounts.

(3)       Amount relates to 2015 and 2014 business combinations.

There were no transfers between levels during the three months ended March 31, 2017.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2017			Dec 31, 2016
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$10	$4	$(6)	$(3)
Interest rate swaps	7	173	166	171
Foreign exchange swaps	37	11	(26)	(4)
Available-for-sale securities	151	-	(151)	(136)
Total	205	188	(17)	28
Less: current portion	39	120	81	101
Long-term portion	$166	$68	$(98)	$(73)

(a)     Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)    Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)     Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

 (d)  Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in publicly-quoted securities.

Available-for-sale securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2017	2016
Energy derivative contracts	$(2)	$4
Interest rate swaps	(9)	(2)
Foreign exchange swaps - cash flow	(9)	(2)
	$(20)	$-

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2017	2016
Energy derivative contracts	$13	$22
Interest rate swaps	-	(70)
Foreign exchange swaps - cash flow	-	6
	13	(42)
Foreign exchange swaps - net investment	(8)	(80)
Available-for-sale securities	3	12
	$8	$(110)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2017	2016
Energy derivative contracts	$(9)	$(13)
Interest rate swaps	10	-
Foreign exchange swaps - cash flow	-	1
	$1	$(12)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

4.  segmented information

Brookfield Renewable operates renewable power generating assets, which include hydroelectric facilities and wind facilities located in North America, Colombia, Brazil and Europe. Brookfield Renewable also operates four biomass facilities and three Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies of the December 31, 2016 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs) plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs, distributions to preferred limited partners, and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

	Hydroelectric			Wind			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the three months ended March 31, 2017:
Revenues(2)	$313	$198	$66	$48	$37	$9	$6	$-	$677
Adjusted EBITDA	236	102	51	37	26	8	(1)	(6)	453
Interest expense - borrowings	(60)	(48)	(10)	(13)	(6)	(4)	(1)	(21)	(163)
Cash portion of non-controlling interests	(26)	(34)	(4)	(3)	(13)	(2)	2	(6)	(86)
Funds From Operations	148	10	33	21	7	2	-	(55)	166
Depreciation	(71)	(32)	(40)	(26)	(22)	(4)	(5)	-	(200)
For the three months ended March 31, 2016:
Revenues(2)	$334	$193	$48	$51	$42	$5	$1	$-	$674
Adjusted EBITDA	271	92	35	39	29	5	(10)	(6)	455
Interest expense - borrowings	(53)	(24)	(7)	(14)	(7)	(3)	-	(19)	(127)
Cash portion of non-controlling interests	(33)	(57)	(5)	(6)	(14)	(1)	6	(6)	(116)
Funds From Operations	181	10	21	19	8	1	(4)	(49)	187
Depreciation	(76)	(22)	(30)	(25)	(20)	(3)	(3)	-	(179)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $232 million and $129 million in the United States and Canada, respectively (2016: $249 million and $136 million).

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income and cash flows from operating activities as presented in the interim consolidated statements of cash flows, for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016
Net Income		$27	$79
Management service costs	16	16	15
Share of non-cash loss from equity-accounted investments		4	1
Unrealized financial instruments loss	3	20	-
Depreciation	6	200	179
Other		2	12
Income tax expense
Current		16	7
Deferred		5	35
Interest expense - borrowings		163	127
Adjusted EBITDA		$453	$455

Cash flows from operating activities		$300	$225
Net changes in working capital balances		(49)	45
Changes in due to or from related parties		5	6
Other expenses		1	28
Share of cash-earnings from equity-accounted investments		1	2
Distributions to preferred limited partners	9	(6)	(3)
Cash portion of non-controlling interests		(86)	(116)
Funds From Operations		$166	$187

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

The following table presents information about Brookfield Renewable’s certain statement of financial position items on a segmented basis:

	Hydroelectric			Wind energy			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
As at March 31, 2017:
Property, plant and equipment, at fair value(2)	$14,053	$5,464	$2,286	$1,708	$920	$340	$381	$-	$25,152
Total assets	14,666	6,796	2,560	1,796	1,035	374	411	190	27,828
Total borrowings	4,018	1,988	269	1,003	455	120	42	2,124	10,019
Total liabilities	6,600	3,468	475	1,282	632	123	49	2,326	14,955
For the three months ended March 31, 2017:
Additions to property, plant and equipment	21	2	30	-	11	-	3	-	67
As at December 31, 2016:
Property, plant and equipment, at fair value(2)	$14,058	$5,275	$2,236	$1,726	$1,253	$334	$375	$-	$25,257
Total assets	14,585	6,539	2,473	1,821	1,356	367	414	182	27,737
Total borrowings	3,975	1,924	260	1,006	627	120	41	2,229	10,182
Total liabilities	6,530	3,396	449	1,280	815	123	54	2,418	15,065
For the year ended December 31, 2016:
Additions to property, plant and equipment	971	4,812	217	7	73	1	18	-	6,099

(1)       Includes Co-gen and biomass.

(2)       North America property, plant and equipment totaled $9,968 million and $5,793 million in the United States and Canada, respectively (2016: $10,013 million and $5,771 million).

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

5.  Income taxes

Brookfield Renewable’s effective income tax rate was 43.75% for the three months ended March 31, 2017 (2016: 35%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

6.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Other(1)	Total(2)
As at December 31, 2016	$21,569	$3,313	$375	$25,257
Additions	53	11	3	67
Disposal(3)	-	(338)	-	(338)
Transfers and other	(4)	-	-	(4)
Items recognized through OCI
Foreign exchange	328	34	8	370
Items recognized through net income
Depreciation	(143)	(52)	(5)	(200)
As at March 31, 2017	$21,803	$2,968	$381	$25,152

(1)     Includes biomass and Co-gen.

(2)     Includes intangible assets of $15 million (2016: $14 million) and construction work in process (“CWIP”) of $575 million (2016: $663 million).

(3)     Sale of 137 MW wind portfolio in Ireland. See Note 2 - Disposal of Assets.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

7.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term	Carrying	Interest	Term	Carrying
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	rate (%)	(years)	value
Corporate borrowings
Series 3 (C$200)	5.3	1.6	$150	5.3	1.8	$149
Series 4 (C$150)	5.8	19.6	113	5.8	19.9	111
Series 7 (C$450)	5.1	3.5	338	5.1	3.8	334
Series 8 (C$400)	4.8	4.9	300	4.8	5.1	298
Series 9 (C$400)	3.8	8.2	300	3.8	8.4	298
Series 10 (C$500)	3.6	9.8	375	3.6	10.0	372
	4.5	7.1	$1,576	4.5	7.4	$1,562
Credit facilities	2.0	4.3	$554	1.9	4.5	$673
Subsidiary borrowings
North America	5.3	9.0	5,064	5.3	9.3	5,025
Colombia	9.0	6.6	1,997	9.3	6.9	1,937
Europe	4.0	10.9	465	3.7	11.1	641
Brazil	10.1	11.7	433	10.4	11.8	422
	6.4	8.7	$7,959	6.4	9.0	$8,025

Total debt			10,089			10,260
Add: Unamortized premiums(1)			2			2
Less: Unamortized financing fees(1)			(72)			(80)
Less: Current portion			(1,016)			(1,034)
			$9,003			$9,148

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 17  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia consist of floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

In March 2017 Brookfield Renewable completed refinancing associated with a 417 MW hydroelectric facility in Pennsylvania by securing a $60 million bank loan. The loan bears interest at LIBOR plus a margin of 3.75% and matures in March 2022.

Credit facilities

Brookfield Renewable’s corporate credit facilities in the amount of $1,690 mature in June 30, 2021 and the applicable margin is 1.20%. The credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro or British Pound Sterling in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. See Note 15 – Commitments, Contingencies and Guarantees. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

During the quarter, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million maturing in December 2017. Interest rate applicable on the draws is LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Authorized credit facilities	$2,090	$1,890
Draws on credit facilities	(554)	(673)
Issued letters of credit	(237)	(250)
Available portion of credit facilities	$1,299	$967

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

8. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Mar 31		Dec 31
(MILLIONS)	2017	2016
Participating non-controlling interests - in operating subsidiaries	$5,627	$5,589
General partnership interest in a holding subsidiary held by Brookfield	55	55
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,666	2,680
Preferred equity	581	576
	$8,929	$8,900

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

							Isagen
	Brookfield					Isagen	public
	Americas	Brookfield	Brookfield	The	Brookfield	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	Energia	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	Renovável	investors	interests	Other	Total
As at December 31, 2015	$958	$1,441	$-	$121	$22	$-	$-	$45	$2,587
Net (loss) income	(18)	(16)	15	16	-	47	19	2	65
OCI	46	228	-	2	6	148	205	-	635
Capital contributions	-	74	1,074	-	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	(12)	(2)	-	-	(2)	(119)
MTO adjustments	-	-	3	-	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$127	$26	$1,675	$14	$45	$5,589
Net (loss) income	(10)	(6)	7	5	-	2	-	1	(1)
OCI	6	22	35	-	1	79	-	-	143
Capital contributions	-	10	9	-	-	19	-	-	38
Return of capital	-	(36)	-	-	-	-	-	-	(36)
Distributions	(2)	(93)	(4)	-	-	-	-	-	(99)
Purchase of Isagen shares	-	-	-	-	-	-	(5)	-	(5)
Other	-	1	(1)	-	-	(2)	-	-	(2)
As at March 31, 2017	$957	$1,552	$1,131	$132	$27	$1,773	$9	$46	$5,627
Interests held by third parties	75-80%	50-60%	23-71%	25%	24-30%	53%	0.2%	21-50%

During the three months ended March 31, 2017 Brookfield Renewable acquired an additional 3,358,523 shares in Isagen, increasing its interest to 99.76%. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased subsequent to the initial investments as equity transactions related to the acquisition of non-controlling interest. The remaining 0.2% ownership interest in Isagen not held by Brookfield Renewable and its co-investors as at March 31, 2017 remains as non-controlling interest. The privatization of the Isagen portfolio has been completed and its shares delisted from the Colombian Stock Exchange.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at March 31, 2017, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2016: 2,651,506) and 129,658,623 (December 31, 2016: 129,658,623), respectively.

Distributions

The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2017	2016
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1
Incentive distribution	8	6
	$9	$7

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$62	$59
	$71	$66

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate(%)	date	2017	2016	2017	2016
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$1	$1	$102	$101
Series 2 (C$113)(1)	4.51	3.09	Apr 30, 2020	1	1	84	84
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	2	2	187	185
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	1	1	77	76
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	1	1	131	130
	31.03			$6	$6	$581	$576

(1)       Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2017, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

The holders of the Series 1, Series 3, Series 5 and Series 6 Preference Shares are entitled to receive fixed cumulative dividends. The holders of the Series 2 Preference Shares are entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the February 1, 2017 to April 30, 2017 dividend period was paid on April 30, 2017 at an annual rate of 3.093% (C$ 0.188545 per share).

9. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the three months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	2	2	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	2	-	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	1	-	187	-
	27.89			$6	$3	$511	$324

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred Limited Partnership Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions, on April 30, 2022 and on April 30 every five years thereafter. The

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

10. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2017, 166,937,521 LP Units were outstanding (December 31, 2016: 166,839,324) including 51,125,944 (December 31, 2016: 51,125,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2017, 98,197 LP Units (2016: 56,547 LP Units) were issued under the distribution reinvestment plan.

As at March 31, 2017, Brookfield’s direct and indirect interest of 180,784,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 61% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 44% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2017.

Distributions

The composition of the distribution for the three months ended March 31 is presented in the following table:

(MILLIONS)	2017	2016
Brookfield	$24	$18
External LP Unitholders	55	47
	$79	$65

In February 2017, unitholder distributions were increased to $1.87 per unit on an annualized basis, an increase of nine cents per unit, which took effect with the distribution payable in March 2017.

11. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Cash	$283	$210
Short-term deposits	53	13
	$336	$223

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

12. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Operations	$156	$135
Credit obligations	142	104
Development projects	1	11
Total	299	250
Less: non-current	(138)	(129)
Current	$161	$121

13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Trade receivables	$234	$262
Other short-term receivables	106	103
Prepaids and others	95	89
	$435	$454

14.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2017	2016
Operating accrued liabilities	$142	$147
Accounts payable	101	87
Interest payable on corporate and subsidiary borrowings	107	68
Deferred consideration	57	55
Acquisition related provisions	56	54
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	26	24
Other	21	32
	$510	$467

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In December 2016, together with its institutional partners, Brookfield Renewable entered into an agreement to acquire a hydroelectric portfolio with an aggregate capacity of 210 MW located in Europe for a total enterprise value of €255 million. The transaction is subject to certain conditions including regulatory consent and other customary closing conditions. Brookfield Renewable will retain an approximate 29% economic interest in the portfolio.

In February 2017, together with its institutional partners, Brookfield Renewable entered into an agreement to acquire a construction ready 16 MW wind facility in Northern Ireland expected to generate 36 GWh for a total enterprise value of £27 million ($34 million). The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the third quarter of 2017. Brookfield Renewable will retain approximate 40% economic interest in the portfolio.

In March 2017, Brookfield Renewable, together with its institutional partners, entered into agreements with TerraForm Power, Inc. (“TerraForm Power”) and TerraForm Global, Inc. (“TerraForm Global”), which together own approximately 3,600 MW of high-quality, predominantly contracted renewable assets. Pursuant to these agreements Brookfield Renewable will acquire a 51% interest in TerraForm Power, which is expected to remain a Nasdaq-listed public company sponsored by Brookfield Asset Management, and 100% of the outstanding shares of TerraForm Global. Each transaction is subject to several closing conditions. The closing of each transaction is not conditional on the closing of the other. There can be no guarantee as to when, or if, either transaction will close. Assuming completion of both transactions, Brookfield Renewable’s commitment would be approximately $500 million, which it expects to fund through available liquidity.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and three wind projects totaling 62 MW in Europe are expected to be $145 million. One hydroelectric project with a capacity of 28 MW and the wind projects are expected to be fully operational in 2017. The 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 7 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

Infrastructure Fund II. As at March 31, 2017, letters of credit issued by Brookfield Renewable along with institutional investors were $62 million (December 31, 2016: $66 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2017, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $456 million and $17 million, respectively (December 31, 2016: $483 million and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

16.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2017. See Note 7 – Long-term debt and credit facilities for further details. Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the quarter. The deposit was returned to Brookfield Asset Management prior to the end of the current quarter. The interest expense on the draws from the credit facility and the deposit for the three months ended March 31, 2017 totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.  At the end of the quarter $8 million has been accrued relating to the recent commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2017	2016
Revenues
Power purchase and revenue agreements	$150	$182
Wind levelization agreement	1	2
	$151	$184
Direct operating costs
Energy purchases	$(3)	$(1)
Energy marketing fee	(6)	(5)
Insurance services	(8)	(7)
	$(17)	$(13)
Management service costs	$(16)	$(15)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

17.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at March 31, 2017:
Current assets	$30	$-	$1,600	$146	$2,401	$(3,147)	$1,030
Long-term assets	3,958	626	-	18,781	27,076	(23,643)	26,798
Current liabilities	39	9	24	3,171	1,637	(3,147)	1,733
Long-term liabilities	-	-	1,571	555	12,608	(1,512)	13,222
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,627	-	5,627
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,666	-	-	2,666
Preferred equity	-	581	-	-	-	-	581
Preferred limited partners' equity	511	-	-	516	-	(516)	511
As at December 31, 2016:
Current assets	$26	$-	$1,581	$150	$2,092	$(2,942)	$907
Long-term assets	3,779	620	-	18,415	27,250	(23,234)	26,830
Current liabilities	33	9	19	2,971	1,644	(2,943)	1,733
Long-term liabilities	-	-	1,556	738	12,775	(1,737)	13,332
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,589	-	5,589
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,680	-	-	2,680
Preferred equity	-	576	-	-	-	-	576
Preferred limited partners' equity	324	-	-	324	-	(324)	324

(1)            Includes investments in subsidiaries under the equity method.

(2)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”), together the “Holding Entities”.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
March 31, 2017
Revenues	$-	$-	$-	$-	$677	$-	$677
Net income (loss)	15	-	-	35	101	(124)	27
For the three months ended
March 31, 2016
Revenues	$-	$-	$-	$-	$674	$-	$674
Net income (loss)	23	-	1	76	164	(185)	79

(1)            Includes investments  in subsidiaries under the equity method.

(2)            Includes the Holding Entities.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 7 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 8 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                         March 31, 2017

GENERALINFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BEP.PR.K (Preferred LP Units – Series 11)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com  for more information. The 2016 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN